

February 19, 2014

<u>Via E-mail</u>
Gerard M. Hayden, Jr.
Senior Vice President and Chief Financial Officer
HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, Tennessee 37203

      Re: **HealthStream, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed March 1, 2013
               File No. 000-27701

Dear Mr. Hayden:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Craig Wilson

                                 Craig Wilson
                                 Senior Assistant Chief Accountant